UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13D-1(B),(C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                                  Guess?, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   401617 10 5

                                 (CUSIP Number)

                                  May 12, 2003

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


      [ ] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [X] Rule 13d-1(d)

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1. NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Paul Marciano

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
-------------------------------------------------------------------------------
                                                      (a) [ ] (b) [ X ]
3. SEC USE ONLY
-------------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION
-------------------------------------------------------------------------------

      United States of America

                   ------------------------------------------------------------
                    5. SOLE VOTING POWER


                           13,049,298
                   ------------------------------------------------------------
                   ------------------------------------------------------------
 NUMBER OF SHARES
   BENEFICIALLY     6.    SHARED VOTING POWER

     OWNED BY             140,870
       EACH
                    ------------------------------------------------------------
                    ------------------------------------------------------------
 REPORTING PERSON   7.    SOLE DISPOSITIVE POWER
       WITH
                          13,049,298
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER

                          140,870

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-------------------------------------------------------------------------------

      13,190,168

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
                                                                        [    ]
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-------------------------------------------------------------------------------

      30.6%
12.   TYPE OF REPORTING PERSON

-------------------------------------------------------------------------------

      IN
-------------------------------------------------------------------------------

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1. NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary W. Hampar

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
-------------------------------------------------------------------------------
                                                      (a) [ ] (b) [ X ]
3. SEC USE ONLY
-------------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION
-------------------------------------------------------------------------------

      United States of America

                   ------------------------------------------------------------
                    5. SOLE VOTING POWER


                          0
                   ------------------------------------------------------------
                   ------------------------------------------------------------
 NUMBER OF SHARES
   BENEFICIALLY     6.    SHARED VOTING POWER

     OWNED BY             140,870
       EACH
                   ------------------------------------------------------------
                   ------------------------------------------------------------
 REPORTING PERSON   7.    SOLE DISPOSITIVE POWER
       WITH
                          0
                   ------------------------------------------------------------
                   ------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER

                          140,870

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-------------------------------------------------------------------------------

      140,870

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
                                                                        [  X  ]
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-------------------------------------------------------------------------------

      0.3%

12.   TYPE OF REPORTING PERSON
-------------------------------------------------------------------------------

      IN
--------------------------------------------------------------------------------

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      Paul Marciano and Gary W. Hampar (collectively, the "Reporting Persons")
originally filed a statement on Schedule 13G dated February 14, 1997 (as amended, the "Original 13G") jointly with Maurice Marciano and Armand Marciano to report their ownership of equity securities relating to shares of the common stock, $.01 par value per share (the "Common Stock"), of Guess ?, Inc., a Delaware corporation (the "Issuer").

      On March 24, 2003, the Reporting Persons filed a statement on Schedule 13D (No. 005-50255) (the "Previous 13D") jointly with Maurice Marciano and Armand Marciano to report Maurice Marciano's acquisition of greater than two per centum of the Common Stock during the preceding twelve months.

      The Reporting Persons filed the Original 13G and the Previous 13D because, as parties to the Amended and Restated Shareholders' Agreement, dated as of August 8, 1996 (the "Shareholders' Agreement"), with Maurice Marciano and Armand Marciano, the Reporting Persons could have been deemed to be part of a group with Maurice Marciano and Armand Marciano. While the Reporting Persons continue to disclaim that they have ever formed or been part of a group among themselves or among the other parties to the Shareholders' Agreement, they have elected to file a statement on Schedule 13G together, without Maurice Marciano and Armand Marciano, because (a) the Reporting Persons have not acquired two per centum or more of the Common Stock during any twelve month period since the Issuer's initial public offering and (b) the Shareholders' Agreement was terminated by the parties on May 12, 2003.

Item 1(a) Name of Issuer:

      Guess?, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

      1444 South Alameda Street
      Los Angeles, California  90021.

Item 2(a) Name of Person Filing:

      This Statement is being filed by Paul Marciano ("Mr. Marciano") and Gary
      W. Hampar ("Mr. Hampar"), who are sometimes collectively referred to as the "Reporting Persons." The Reporting Persons disclaim that they have ever formed or been part of a group among themselves or among the other parties to the Shareholders' Agreement.

Item 2(b) Address of Principal Business Office or, if none, Residence:

      The address and principal business office of Mr. Marciano is 1444 South Alameda Street, Los Angeles, California 90021. The address of the principal business office of Mr. Hampar is 9701 Wilshire Boulevard, Suite 1106, Beverly Hills, California 90212.

Item 2(c) Citizenship:

      The Reporting Persons are both citizens of the United States of America.

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Item 2(d) Title of Class of Securities:

      This Schedule 13G refers to the common stock, par value $0.01 per share, of the Issuer.

Item 2(e) CUSIP Number:

          401617 10 5

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          Not applicable

Item 4    Ownership:

     (a) Amount Beneficially Owned:

      Mr. Marciano beneficially owns 13,190,168 shares of Common Stock as follows: 13,049,298 shares held indirectly as sole trustee of the Paul Marciano Trust, dated 2/20/86 (the "Paul Marciano Trust") and 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

      Mr. Hampar beneficially owns 140,870 shares of Common Stock held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

      (b) Percent of Class:

      The 13,190,168 shares beneficially owned by Mr. Marciano represent 30.6% of the outstanding shares of the Common Stock. The 140,870 shares beneficially owned by Mr. Hampar represent 0.3% of the outstanding shares of the Common Stock.

      Percentage ownership of the Common Stock is based on 43,141,025 shares of Common Stock, which represents the number of outstanding shares of Common Stock as of May 28, 2003, as confirmed by the Issuer.

     (c) Number of shares as to which such person has:

      Mr. Marciano has (i) sole voting power with respect to 13,049,298 shares held indirectly as sole trustee of the Paul Marciano Trust; (ii) shared voting power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust); (iii) sole dispositive power with respect to 13,049,298 shares held indirectly as sole trustee of the Paul Marciano Trust; and (iv) shared dispositive power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

      Mr. Hampar has (i) no sole voting power with respect to any shares; (ii) shared voting power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust); (iii) no sole dispositive power with respect to any shares; and (iv) shared dispositive power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8 Identification and Classification of Members of the Group:

      Mr. Marciano and Mr. Hampar are co-trustees of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust). The Reporting Persons expressly disclaim that they have formed a group among themselves.

Item 9   Notice of Dissolution of Group:

      While the Reporting Persons continue to disclaim that they have ever formed or been part of a group among themselves or among the other parties to the Shareholders' Agreement, they have elected to file a statement on
      Schedule 13G together, without Maurice Marciano and Armand Marciano, because the Shareholders' Agreement was terminated by the parties on May 12, 2003. All further filings with respect to transactions in the Common Stock will be filed, if required, by the Reporting Persons, Maurice Marciano and Armand Marciano in their individual capacity.

Item 10  Certification:

         Not applicable

                               Signature


        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 12, 2003                                     Paul Marciano



                                                  By: /s/ PAUL MARCIANO
                                                     --------------------------
                                                      Paul Marciano

                                   Signature


        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 12, 2003                                     Gary W. Hampar



                                                  By:/s/ GARY W. HAMPAR
                                                    ---------------------------
                                                      Gary W. Hampar

                               EXHIBIT INDEX




Exhibit No.                   Description



    1              Joint Filing Agreement dated as of June 12, 2003